August 10, 2018

Ian Huen
Chief Executive Officer
Aptorum Group Ltd
17th Floor, Guangdong Investment Tower
148 Connaught Road Central
Hong Kong

       Re: Aptorum Group Ltd.
           Draft Registration Statement on Form F-1
           Submitted July 13, 2018
           CIK No. 0001734005

Dear Mr. Huen:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted July 13, 2018

Cover page

1. Please amend your prospectus cover page to state the volume of securities being offered on a minimum and maximum offering basis. Refer to Item 501(b)(2) of Regulation S-K.
       Additionally, please expand your disclosure to include the date the offering will end, any plans to place funds in escrow, or alternatively, that you have no such plans. Refer to Item
       501(b)(8)(iii) of Regulation S-K.
 Ian Huen
FirstName LastNameIan Huen
Aptorum Group Ltd
Comapany NameAptorum Group Ltd
August 10, 2018
August 10, 2018 Page 2
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FirstName LastName
2. We note your disclosure on page 6 and elsewhere that your Class B ordinary shares are entitled to ten votes per share for any matter submitted for shareholder approval. Please expand your cover page disclosure to briefly discuss your dual-class structure and the relative voting rights of your Class A and Class B ordinary shares.
3. We note that there is currently no public market for your Class A ordinary shares, that you
         "plan to apply" to have this class listed on the Nasdaq Global Market, and that the offering is conditioned on the "reasonable expectation" that the shares would qualify for listing.
         We further note your disclosure that the selling shareholders may not sell "on any trading market" until the shares are approved for listing, but that they may sell in negotiated transactions. Please amend the cover page to indicate that the selling stockholders will sell the shares at a fixed price until the shares are listed on the Nasdaq and thereafter at prevailing market prices or privately negotiated prices.
Propsectus Summary
Overview, page 1

4. We note from your disclosure that you have not yet conducted any clinical trials. Terms such as "award-winning" and "first-in-class" suggest that the product candidates are effective and likely to be approved. Please delete these references throughout your registration statement. If your use of these terms was intended to convey your belief that the products are based on a novel technology or approach and/or is further along in the development process, you may discuss how your technology differs from technology used by competitors and that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that the product candidates have been proven effective or that they will receive regulatory approval.
         Similarly, please remove the reference to "First-in-Class/Best-in-Class innovations" on page 62 and the statements concerning the poster award and live demonstration prize on page 73.
5. We note your disclosure that you may develop formulations of your therapeutic molecules which may qualify as nutraceuticals or some other product category which may be subject to less regulation and provide a faster path to revenue generation. Please expand your disclosure to identify the relevant product candidate(s) and the contingencies to commercializing such product candidate(s) as nutraceuticals. Alternatively, please delete this disclosure.
6. We note your disclosure that you determined to pursue projects in your non-therapeutics segment, such as the AML clinic, to provide some interim revenue. Please balance your disclosure by quantifying your estimated operating expenses and/or identifying the relevant factors to achieving profitability at the clinic.
 Ian Huen
FirstName LastNameIan Huen
Aptorum Group Ltd
Comapany NameAptorum Group Ltd
August 10, 2018
August 10, 2018 Page 3
Page 3
FirstName LastName
Aptorum's Lead Projects, page 2

7. Please expand the number of columns in the development chart so that it includes all phases of development that must be completed in order to market your products (i.e.,
         Phase 2 and 3). Please make similar revisions to the chart on page 65.
8. Please clarify the distinctions between "Target ID & Selection," "Lead Discovery," "Lead
         Optimization" and "IND Enabling" and describe the activities conducted at each of these stages.
9. As you are in the preclinical stage of development, have not completed your preclinical studies and do not intend to submit an IND application until 2020 or 2021, please revise your disclosure to avoid characterizing your chart as a "pipeline" chart.
10. We note your disclosure that "preclinical studies of ALS-1 indicate that it inhibits the replication of influenza virus in vitro with a nanomolar EC50 and protects mice challenged with lethal doses of avian influenza A H5N1." Please delete this language or place this selected information in its full and proper context by providing the specific details and parameters of the study from which the data was drawn.
11. We note your disclosure on page 3 that "The target site on NP where ALS-1 is acting has been identified and mechanism established. Animal model efficacy has been demonstrated, while chemical structures are being optimized" as well as numerous other statements throughout your registration statement that present your conclusions regarding the safety and efficacy of your product candidates, which are premature and inappropriate for you to make as these determinations are within the sole authority of the U.S. Food and
         Drug Administration and comparable regulatory bodies. Please revise your disclosure to remove these statements here and throughout your registration statement.

         As a non-exhaustive list of examples only, we note the following statements:
           "NLS-1 is a drug molecule derived from natural products (green tea) which appears to be effective for the treatment of endometriosis..." on page 4;
           "In an animal study...oral administration of Pro-EGCG exhibits superior efficacy over other conventional therapeutic agents..." on page 4;
           "Assuming our research continues to generate positive results..." on page 63;
           "According to data in our preclinical studies...ALS-1 outperforms oseltamivir (sold under the brand name Tamiflu) in cell-based assays and stops virus replication during the early to late stages of viral infection..." on page 66;
           "EGCG, a naturally occurring molecule occurring extracted from green tea, appears to be efficacious for the treatment of endometriosis..." on page 68; "The target site has been identified and animal efficacy and safety have been
            demonstrated..." on page 72; and
 Ian Huen
FirstName LastNameIan Huen
Aptorum Group Ltd
Comapany NameAptorum Group Ltd
August 10, 2018
August 10, 2018 Page 4
Page 4
FirstName LastName
             "We intend to develop SPLS-1 as an alternative treatment for liver cancer, which we believe will offer improved safety and efficacy..." on page 73.
12. Please remove the graphics from the Summary section and discuss them in the Business section where appropriate context may be provided.
Our Structure, page 5

13. We note your disclosure that prior to the completion of the offering, and as long as officers and directors own at least 50% of the voting power of the Company's outstanding stock, you will qualify as a "controlled company" under Nasdaq listing rules. Please revise your disclosure to clarify whether you expect to qualify as a controlled company after the offering (on a minimum and maximum basis) and if so, please add a related risk factor discussing the scope of the controlled company exemption from corporate governance standards.
Our Securities, page 6

14. Please expand your disclosure to discuss the concentration of voting power due to the ownership of your Class B ordinary shares. Please add related risk factor disclosure discussing the following risks as they relate to the concentration of ownership of your
         Class B common shares:
           Your Class A ordinary shares may be undervalued;
           Your capital structure may have the effect of delaying or preventing a change of control that shareholders may view as beneficial or result in your Class A shares being undervalued; and
           Future issuances of your Class B ordinary shares may be dilutive to holders of your
             Class A ordinary shares.
Implications of Being an Emerging Growth Company, page 7

15. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors
Risks related to our IP
"A significant portion of our IP portfolio currently comprises pending patent applications and provisional patents...", page 23

16. We note your discussion that a significant portion of your IP portfolio includes pending patent applications and provisional patents that have not yet been issued. Please revise
 Ian Huen
FirstName LastNameIan Huen
Aptorum Group Ltd
Comapany NameAptorum Group Ltd
August 10, 2018
August 10, 2018 Page 5
Page 5
FirstName LastName
         your disclosure to identify the product candidates for which you have obtained patents versus pending or provisional patents.
Use of Proceeds, page 49

17. Please revise this section so that it provides your intended use of proceeds of the offering on a minimum and maximum offering basis. Additionally, it appears from your disclosure that the proceeds from the offering will not be sufficient to complete all of your specified uses. Please disclose how far in the development you expect to achieve with the proceeds of this offering and identify the sources of other funds needed to complete development of your product and device candidates through commercialization, development of your
         AML clinic and establishment of your self-owned laboratory. Refer to Instruction 3 to
         Item 504 of Regulation S-K.
Capitalization, page 50

18. You indicate that you present capitalization information on an actual, pro forma, and pro forma as adjusted basis. However, your table shows columns for actual, as adjusted
         (minimum offering amount), and as adjusted (maximum offering amount), which do not match this description. Please revise, as necessary.
Dilution, page 51

19. Please disclose the percentage of immediate dilution resulting from the offering. Refer to
         Item 9.E of the instruction to Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations (Successor Basis)
Research and Development Expenses, page 60

20. Please disclose your research and development expense incurred by project. If you do not keep track of such costs by project, disclose that fact and the costs incurred by the types of costs classified as research and development.
Business
Lead Projects and Significant Projects, page 64

21. We note your disclosure that your Project Companies have entered into standard license agreements with various university and licensing entities customized to the nature of each project. Given the current stage of development of your product candidates, these agreements appear to be material. Please expand your disclosure to include the material terms of these agreements. Additionally, please file these license agreements as exhibits to the registration statement or tell us why you believe you are not substantially dependent upon these agreements. Refer to Item 601(b)(10) of Regulation S-K. Ian Huen
FirstName LastNameIan Huen
Aptorum Group Ltd
Comapany NameAptorum Group Ltd
August 10, 2018
August 10, 2018 Page 6
Page 6
FirstName LastName
Lead Projects, page 66

22. Please revise your disclosure of your preclinical studies for ALS-1, ALS-4, and NLS-1 to remove conclusory statements regarding efficacy and to discuss the results in terms of objective data points. Additionally, please tell us whether the results shown represent results that were achieved consistently in the preclinical studies, and also explain whether such studies were powered for statistical significance.
23. Please ensure that the graphics presented are legible and include legends defining abbreviated terms and that include relevant disclosure so that lay readers will understand the graphic.
Patent License, page 66

24. Please expand your disclosure concerning the license agreement related to product candidate ALS-1 to include all material terms, including the following:
           each parties' rights and obligations;
           financial terms, including potential milestone payments and royalty rate or range not to exceed ten percent;
           duration of the agreement and royalty term; and termination provisions.
         Please make similar revisions to the disclosure concerning the license agreements related to ALS-4 on page 68 and NLS-1 on page 71. Please also explain what you mean by "ITF matching scheme" on page 71.
SLS-1: Robotic Catheter Platform..., page 73

25. Please expand to describe the current development stage and regulatory status of this device.
Intellectual Property, page 74

26. We note your disclosure on page 68 that a U.S. provisional patent has been filed related to
         ALS-4. We note also your disclosure on page 74 that a U.S. provisional patent application was filed related to VLS-3. Please expand your disclosure to explain what a provisional patent application is and whether you or another party is actively preparing a patent application and, if so, when you anticipate filing this application. Please also include the dates that the provisional patent applications were filed, how the cost of a patent application, if any, will be funded, and the date that you will lose the filing date established by the provisional patent application if a patent application is not filed.
27. Please expand your disclosure in the chart on page 75 to include all patents, patent applications and provisional patents that are material to your business. Refer to Item 4.B.6 of Form 20-F.
 Ian Huen
FirstName LastNameIan Huen
Aptorum Group Ltd
Comapany NameAptorum Group Ltd
August 10, 2018
August 10, 2018 Page 7
Page 7
FirstName LastName
Important Advisors and Consultants to the Company, page 77

28. Please expand your disclosure to identify the services provided by each individual that are material to your business. To the extent these individuals do not actively provide services that are material to your business, please remove these biographies or tell us why you believe it is appropriate to include them.
Government Regulation, page 80

29. We note the only disclosure regarding government regulations specific to medical device testing and approval is a statement on page 81 that "devices are subject to different forms of testing and approval" and must satisfy "various FDA requirements in order to be brought to market." Please expand to describe the regulations specific to the SLS-1 robotic catheter device.
Appointment Letters, page 101

30. Please revise to describe the material terms of each letter separately as it appears the terms of the letters were not the same for each officer. For instance, we note that Dr. Cheng received a stock bonus of 5% of Aptorum Medical Limited's ordinary shares in connection with his appointment letter.
Transactions with Related Parties, page 101

31. Your service agreement with Covar Pharmaceuticals Incorporated appears to be material.
         Please file the Covar agreement as an exhibit to the registration statement. Refer to Item
         601(b)(10) of Regulation S-K. Alternatively, please tell us why you believe such filing is not required.
Description of Share Capital
Voting Rights, page 112

32. Please revise to clarify the matters requiring a special resolution as opposed to an ordinary resolution.
Anti-Takeover Provisions, page 114

33. Please expand your disclosure to specify the limitation on the ability of shareholders to convene a general meeting under your Memorandum and Articles. Consolidated Financial Statements, page F-1

34. Please tell us how you determined the appropriate allocation of shareholders' equity upon the change in investment company status. In this regard, we note that you allocated the entire net asset balance as of February 28, 2017 to ordinary shares and APIC despite the fact that your net assets included undistributed ordinary income and accumulated
 Ian Huen
Aptorum Group Ltd
August 10, 2018
Page 8
      undistributed net realized loss on investments. Explain how you determined that no amounts should be allocated to accumulated deficit or accumulated other comprehensive loss.
Notes to Consolidated Financial Statements (Successor Basis)
14. Summary of Significant Accounting Policies
Intangible Assets, page F-37

35. Please provide us a detailed analysis supporting your determination that the unpatented licenses have an indefinite useful life. Refer to ASC 350-30-35-4.
36. Please confirm to us that you do not have additional obligations under the license agreements. Otherwise, disclose the amount and description of the obligations that are remaining, including those that are contingent. To the extent material, such disclosure should also be made as contractual obligations under your MD&A liquidity section.
Research and Development Expenses, page F-38

37. Please tell us, if true, why you do not include amortization of the patent license or depreciation of the laboratory equipment in research and development expenses. Refer to
      ASC 730-10-25-2.
General

38. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
      Please note that we may have comments regarding this material.
       You may contact Keira Nakada at 202-551-3659 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameIan Huen
                                                            Division of
Corporation Finance
Comapany NameAptorum Group Ltd
                                                            Office of
Healthcare & Insurance
August 10, 2018 Page 8
cc:       Louis Taubman, Esq.
FirstName LastName